Exhibit 12.03

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended
	June 30,
	2016	2015

Fixed charges, as defined:
Total interest charges	$60,574	$52,904
Interest applicable to rentals	1,710	2,426

Total fixed charges, as defined	62,284	55,330

Earnings as defined:
Net income	$53,185	$39,390
Add:
Provision for income taxes:
Total	35,413	21,617
Fixed charges as above	62,284	55,330

Total earnings, as defined	$150,882	$116,337

Ratio of earnings to fixed charges, as defined	2.42	2.10